Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 1608

New York, New York 10022

July 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp. Registration Statement on Form S-1 (File No. 333-232195)

Ladies and Gentlemen:

Tonix Pharmaceuticals Holding Corp. hereby requests that its acceleration request dated July 9, 2019 be withdrawn.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions.

Very truly yours,

TONIX PHARMACEUTICALS HOLDINGS CORP.

By:	/s/ Bradley Saenger
	Name:	Bradley Saenger
	Title:	Chief Financial Officer